UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2015

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Potential Strategic Transaction

On March 2, 2015, Loral Space & Communications Inc. and its subsidiaries (in the text quoted below referred to variously as “Loral”, “we” and “our”) announced the following:

“Our principal asset is our majority ownership interest in Telesat. With the goal of maximizing shareholder value, in 2014, we engaged in a process to explore potential strategic transactions involving the possible monetization of our interest through the acquisition by a third party of Loral in a transaction that would have also required the negotiation of a new shareholders arrangement between the potential acquiror of Loral and Public Sector Pension Investment Board (“PSP”), our Canadian co-owner of Telesat. In connection with that process, we received non-binding indications of interest for the acquisition of Loral. We entered into negotiations with the potential acquiror with the highest bid and with PSP. While all parties were engaged in the process of developing a definitive agreement, we were advised by the high bidder and PSP that the uncertainties in the leverage loan markets and the subsequent weakening of the Canadian dollar had materially impacted their ability to proceed with the transaction at that time. The high bidder has informed us, however, that it remains interested in the transaction, and we will continue to discuss a potential transaction. Although the Canadian dollar remains relatively weak, we understand that the debt markets have markedly improved, and we may take additional measures, in advance of a transaction, which will make a transaction more attractive to a potential buyer. In addition, together with PSP, we are exploring other potential strategic initiatives, including paying a dividend to Telesat shareholders or a combination of Telesat and Loral into a new public company. There can be no assurance as to whether, when or on what terms a strategic transaction involving Telesat or Loral may occur, or that any particular economic, tax, structural or other objectives or benefits with respect to any transaction involving Telesat or Loral’s interest therein will be achieved.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: March 2, 2015	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary

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